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                                                                    Exhibit 12.1

                NORFOLK SOUTHERN RAILWAY COMPANY AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Millions of Dollars)

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                                                                                                 Year ended December 31,
                                                            Three Months Ended  ----------------------------------------------------
                                                              March 31, 2004       2003        2002        2001       2000      1999
                                                          ---------------------   -----       -----       -----      -----     -----
EARNINGS
Income from continuing operations before income                   $232            $ 612       $ 720       $ 551      $ 285     $ 506
   taxes as reported
Add:
   Total interest expenses (as detailed below)                      23               82         114          87        185       130
   Amortization of capitalized interest                              1                5           6           5          5         4
   Income (loss) of partially owned entities (1)                    (2)              (6)         (9)        (10)        12        --
   Subsidiaries' preferred dividend requirements                    --               --           2           2          2         2

Income before income taxes, as adjusted                           $254            $ 693       $ 833       $ 635      $ 489     $ 642

FIXED CHARGES
Interest expense on debt                                          $  5            $  24       $  30       $  37      $  37     $  39
Other interest expense                                               8               19          44          10        109        57
Calculated interest portion of rent expense                         10               39          40          40         39        34

Total interest expenses                                             23               82         114          87        185       130

Capitalized interest                                                 3               12          11          17         18        15

Subsidiaries' preferred dividend requirement on a                   --               --           4           4          4         4
   pretax basis

Total fixed charges                                               $ 26            $  94       $ 129       $ 108      $ 207     $ 149

RATIO OF EARNINGS TO FIXED CHARGES                                9.77x            7.37x       6.46x       5.88x      2.36x    4.31x
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(1) Includes: (a) the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.